UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 11, 2008

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: August 11, 2008

Print the name and title of the signing officer under his signature.

      1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114

NORTHERN DYNASTY ANNOUNCES
CHANGES TO THE BOARD & MANAGEMENT TEAM

August 11, 2008, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; AMEX: NAK) ("Northern Dynasty" or the "Company") announces the appointment of Marchand Snyman as Chief Financial Officer and Director of the Company and the election of Russell Hallbauer as a Director of the Company.

Marchand Snyman is a Chartered Accountant with over 14 years of experience. He was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultancy providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer, from 1999-2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He has been Vice President, Corporate Development for Hunter Dickinson Inc. since 2006.

Russell Hallbauer is professional engineer and mining executive with over 30 years of industry experience, encompassing both open pit and underground operations. He is President and CEO of Taseko Mines Limited. Under his direction, Taseko is currently completing a three phase expansion project at its Gibraltar mine in south-central British Columbia. Taseko's Prosperity Project was advanced through feasibility in 2007 and is currently in the permitting stage. Prior to joining Taseko in 2005, Mr Hallbauer was General Manager of Base Metal Joint Ventures at Teck Cominco Ltd. In that role, he served as Chairman of the Management Committee for the Highland Valley open pit copper mine in Canada. His responsibilities also included chairing the Joint Venture Operating Committee for Compania Minera Antamina, the joint venture between BHP Billiton, Noranda, Teck Cominco and Mitsubishi that operates the Antamina zinc-copper mine in Peru. Prior to that, Mr. Hallbauer was Teck Cominco's General Manager of Coal Operations, responsible for Bullmoose, Quintette and Elkview operations, three of the largest metallurgical coal mines in western Canada.

Mr. Snyman replaces Jeffrey Mason, who retired from the Board of Directors and the position of Chief Financial Officer of the Company, effective August 1, 2008.

President and CEO Ronald Thiessen commented, "On behalf of the Board, I would like to thank Jeffrey and acknowledge his efforts over the past 12 years. An important member of senior management, Jeffrey led the financial reporting team and provided other key support that contributed significantly to the advancement of the Company and its Pebble copper-gold-molybdenum project in Alaska."

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald Thiessen
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.